

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 10, 2008

**Via U.S. Mail and Fax (954)308-4224**

Mr. Michael S. Shore
Chief Financial Officer
SMF Energy Corporation
200 West Cypress Creek Road, Suite 400
Fort Lauderdale, FL 33309

> **Re:    SMF Energy Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2007**
> **Filed September 28, 2007**
> **File No. 1-14488**
>
> **Form 10-Q for the period ended December 31, 2007**
> **Filed February 14, 2008**

Dear Mr. Shore:

We have reviewed your Form 10-K for the Fiscal Year Ended June 30, 2007 and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended June 30, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

EBITDA – Non-GAAP Measure, page 25

1.      We note you believe your EBITDA measure is useful for an investor to
        meaningfully trend and analyze the performance of your core cash operations.
        Tell us and disclose if you use EBITDA as a performance measure or a liquidity
        measure.  If you use it as a liquidity measure, please provide a reconciliation to
        the nearest GAAP measure – cash flow from operations.  Further, tell us your
        consideration of Item 10(e)(1)(ii)(B) of Regulation S-K, and why it is appropriate
        to include stock-based compensation in your calculation of EBITDA.  For your
        reference, please see the "Frequently Asked Questions Regarding the Use of Non-
        GAAP Financial Measures" on our website at www.sec.gov.

Pro Forma EBITDA, page 26

2.      Please address each issue raised in our comment regarding EBITDA similarly for
        your Pro Forma EBITDA non-GAAP measure.  In addition, please expand on
        your disclosure as to why you believe this is a useful measure to an investor.
        Finally, tell us your consideration of Item 10(e)(1)(ii)(E) of Regulation S-K in
        naming this non-GAAP measure.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 36

3.      Please revise your disclosure to include a discussion related to your commodity
        price risk. We note your disclosure related to commodity price risk in your Fuel
        and Lubricant  discussion on page 6, and your risk factors related to Fuel Pricing
        and Supply Availability on page 9.

Note 2. Summary of Significant Accounting Policies

Segment Information, page F-9

4.      We note your chief operating decision maker evaluates operations from a number
        of different operational perspectives and that you derive all significant revenues
        from a single reportable operating segment.  Tell us more specifically how your
        chief operating officer evaluates operations of each of the four businesses
        described on pages 3 - 5.  Also, citing the guidance under SFAS No. 131, tell us
        how you have concluded you have one reportable segment.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brad Skinner for

Chris White
Branch Chief